                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*




                             INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  457469  20  3
                  ----------------------------------------
                                 (CUSIP Number)

                 Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX  77002
                                 (713) 853-4794
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of  Person Authorized to Receive Notices
                              and Communications)

                                 July 21, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------------------------------------------------------------------------------
CUSIP NO.:  457469 20 3                                                                PAGE 2 OF  7 PAGES
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
  1          NAME OF REPORTING PERSON
             S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

             Joint Energy Development Investments Limited Partnership
---------------------------------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                           (a) [ ]
             N/A                                                                           (b) [ ]
---------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS *

             WC
---------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

---------------------------------------------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
---------------------------------------------------------------------------------------------------------
 NUMBER OF               7         SOLE VOTING POWER
  SHARES
                                   -0-
                        ---------------------------------------------------------------------------------
BENEFICIALLY
  OWNED BY               8         SHARED VOTING POWER

                                   833,333 shares
                        ---------------------------------------------------------------------------------

   EACH                  9         SOLE DISPOSITIVE POWER
 REPORTING
                                   -0-
                        ---------------------------------------------------------------------------------

  PERSON                 10        SHARED DISPOSITIVE POWER
   WITH
                                   Same as 8 above.
---------------------------------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Same as 8 above.
---------------------------------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [ ]

             N/A
---------------------------------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1 %
---------------------------------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

             PN
---------------------------------------------------------------------------------------------------------





                               Page 2 of 7 Pages

                                  SCHEDULE 13D


---------------------------------------------------------------------------------------------------------
CUSIP NO.:  457469 20 3                                                                PAGE 3 OF  7 PAGES
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
  1          NAME OF REPORTING PERSON
             S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

             Enron Corp.
---------------------------------------------------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                           (a) [ ]
             N/A                                                                           (b) [ ]
---------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS *

             WC
---------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

---------------------------------------------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Oregon
---------------------------------------------------------------------------------------------------------
 NUMBER OF               7         SOLE VOTING POWER
  SHARES
                                   -0-
                        ---------------------------------------------------------------------------------
BENEFICIALLY
  OWNED BY               8         SHARED VOTING POWER

                                   833,333 shares
                        ---------------------------------------------------------------------------------

   EACH                  9         SOLE DISPOSITIVE POWER
 REPORTING
                                   -0-
                        ---------------------------------------------------------------------------------

  PERSON                 10        SHARED DISPOSITIVE POWER
   WITH
                                   Same as 8 above.
---------------------------------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Same as 8 above.
---------------------------------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [ ]

             N/A
---------------------------------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1 %
---------------------------------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------------------------------------------





                               Page 3 of 7 Pages

Item 1.       Security and Issuer:

       This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 475 17th Street, Denver, Colorado 80202.

Item 2.       Identity and Background:

       This statement is being filed by (i) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets and (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. JEDI and Enron are referred to herein as the "Reporting Entities". Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users. ECT also provides risk management services. ECC is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

       The address of the principal business office of JEDI, ECMLP, ECC, ECT and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECC and Enron. The filing of this statement on
Schedule 13D shall not be construed as an admission that Enron, ECT, ECC, ECMLP or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

       None of the Reporting Entities, nor, to their knowledge, ECMLP, ECC or ECT or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration:

       On July 21, 1997, JEDI purchased 100,000 shares of Issuer's Series C Cumulative Convertible Preferred Stock (the "Preferred Stock") for consideration consisting of $10,000,000 in cash. The source of the $10,000,000 consideration paid to Issuer for the Preferred Stock was working capital on hand.

Item 4.       Purpose of Transaction:

       The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The securities acquired by JEDI were acquired for investment purposes. JEDI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in Issuer.





                               Page 4 of 7 Pages

       Each share of Preferred Stock is convertible, at any time at the option of the holder, into that number of shares of the Issuer's Common Stock that is equal to the "Redemption Price" per share of $100.00 plus accrued and unpaid dividends as of the date of conversion, divided by the "Conversion Price" per share of $12.00 (which Conversion Price per share is subject to antidilution adjustments). Accordingly, the 100,000 shares of Preferred Stock were immediately upon issuance thereof, convertible into 833,333 shares of the Issuer's Common Stock.

       The Preferred Stock accrues dividends at the rate of $10.00 per share per annum, which dividends are cumulative and accrue on a daily basis. Additional dividends accrue on the amount of dividends accrued but unpaid, whether or not declared, compounding quarterly, at the rate of 10% per annum. Dividends are payable only in connection with the liquidation, dissolution or winding up of the Issuer, or in connection with a redemption of the Preferred Stock. On the earlier of (i) the later of (a) July 1, 2005 and (b) six months following the date of maturity of certain long-term debt financing obtained by the Issuer before July 1, 2005 and (ii) January 21, 2008, the Issuer is required to redeem all outstanding Preferred Stock at the Redemption Price plus accrued but unpaid dividends. The Issuer may effect such redemption in cash, or at its election, in that number of shares of its Common Stock with a value equal to the Redemption Price plus accrued but unpaid dividends. For purposes of calculating the number of shares of Common Stock issuable in such a redemption, the Issuer's Common Stock is valued at 80% of its average price over the five-day trading period ending immediately prior to the date of issuance of Common Stock in such a redemption.

       In connection with the transactions described in Item 3 above, the Issuer has granted to JEDI the right (the "Maintenance Right") to purchase a pro rata share of capital stock, or securities convertible into or exercisable or exchangeable for capital stock, that are issued or sold by the Issuer (except, among other transactions, in public offerings and certain acquisitions). The Maintenance Right is intended to permit JEDI to maintain its proportionate equity ownership in the Issuer.

       Each share of Preferred Stock is entitled to vote on all matters and is entitled to that number of votes per share equal to the number of shares of Common Stock into which such share of Preferred Stock is then convertible. Additionally, holders of the Preferred Stock, acting separately as a class, have the right to elect the greater of one, or a proportionate number rounded down to the nearest whole number based upon the percentage of Common Stock into which the Preferred Stock may be converted, of the members of the Board of Directors of the Issuer. Additionally, holders of Preferred Stock vote as a class on (i) any amendment, by merger or otherwise, to the terms of the Preferred Stock or other terms of the Articles of Incorporation of the Issuer if such amendment would adversely affect any right, preference, privilege or voting right of the Preferred Stock, (ii) authorization or issuance of any securities ranking in parity with or prior to the Preferred Stock in the payment of dividends, conversion rights, or the distribution of assets upon liquidation, dissolution or winding up of the Issuer, and (iii) consummation of any merger, consolidation or share exchange unless the holders of the Preferred Stock receive or continue to hold in the surviving corporation the equivalent number of shares, with substantially equivalent rights and preferences, including priority as to dividends, distribution of assets upon liquidation, voting and conversion rights, as the Preferred Stock.

       Other than the transactions described herein, none of the Reporting Entities nor to their knowledge, ECMLP, ECC, ECT, or any person listed on
Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer:

       As of the date of this report, JEDI beneficially owns and has the power to vote and dispose of 100,000 shares of the Preferred Stock, which represents 833,333 shares, or approximately 9.1 %, of the Issuer's Common Stock outstanding as of the date hereof. Because ECC is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

       Other than the transactions described herein, none of the Reporting Entities nor to their knowledge, ECMLP, ECC, ECT, or any person listed on
Schedule I hereto, has any plan or proposal that would effected any transactions in shares of Common Stock of the Issuer during the preceding sixty days.





                               Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

        Certain registration rights granted to JEDI by the Issuer are set forth in a Registration Rights Agreement dated July 21, 1997. In addition, JEDI has entered into a Tagalong Agreement dated July 21, 1997 with Pengo Securities Corp., a stockholder of the Issuer, granting JEDI the right to sell a pro rata portion of Issuer's Common Stock acquired by JEDI upon conversion of its Preferred Stock to any transferee of Pengo in any sale or transfer to such transferee, in one or a series of related transactions, of a majority of Pengo's Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits:

        Exhibit 1: Securities Purchase Agreement dated as of July 21, 1997 between the Issuer and JEDI.

        Exhibit 2: Registration Rights Agreement dated as of July 21, 1997 between Issuer and JEDI.

        Exhibit 3: Tagalong Agreement dated as of July 21, 1997 between JEDI and Pengo Securities Corp.

        Exhibit 4: Articles of Amendment to the Articles of Incorporation of Inland Resources Inc. Designating a Series of Stock.





                               Page 6 of 7 Pages

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date: July 31, 1997                        JOINT ENERGY DEVELOPMENT INVESTMENTS
                                           LIMITED PARTNERSHIP



                                           By: Enron Capital Management Limited
                                           Partnership, its general partner



                                           By: Enron Capital Corp., its general
                                           partner


                                           By:    /s/ Peggy B. Menchaca
                                              ----------------------------------
                                           Name:  Peggy B. Menchaca
                                                 -------------------------------
                                           Title: Vice President and Secretary
                                                  ------------------------------

Date: July 31, 1997                        ENRON CORP.


                                           By:    /s/ Peggy B. Menchaca
                                              ----------------------------------
                                           Name:  Peggy B. Menchaca
                                                 -------------------------------
                                           Title: Vice President and Secretary
                                                  ------------------------------





                               Page 7 of 7 Pages

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.


Name and Business Address       Citizenship       Position and Occupation
-------------------------       -----------       -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.              U.S.A.         Director

Kenneth D. Rice                    U.S.A.         Director

John J. Esslinger                  U.S.A.         Director, Vice Chairman and Managing
                                                  Director

Gene E. Humphrey                   U.S.A.         President and Managing Director

Richard A. Causey                  U.S.A.         Managing Director

Andrew S. Fastow                   U.S.A.         Managing Director

Mark E. Haedicke                   U.S.A.         Managing Director and General Counsel

Jeremy M. Blachman                 U.S.A.         Vice President

Richard B. Buy                     U.S.A.         Vice President

Rebecca C. Carter                  U.S.A.         Vice President and Chief Control
                                                  Officer

William D. Gathmann                U.S.A.         Vice President, Finance and
                                                  Treasurer

Robert J. Hermann                  U.S.A.         Vice President, Tax

Clifford P. Hickey                 U.S.A.         Vice President

Peggy B. Menchaca                  U.S.A.         Vice President and Secretary

Kristina M. Mordaunt               U.S.A.         Vice President and Assistant
                                                  General Counsel

Julia Heintz Murray                U.S.A.         Vice President, General Counsel,
                                                  Finance and Assistant Secretary

Andrea Vail                        U.S.A.         Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


NAME AND BUSINESS ADDRESS       CITIZENSHIP      POSITION AND OCCUPATION
-------------------------       -----------      -----------------------
Robert A. Belfer                   U.S.A.         Director
767 Fifth Avenue, 46th Fl.                        Chairman, President and Chief
New York, NY  10153                                    Executive Officer,
                                                  Belco Oil & Gas Corp.

Norman P. Blake, Jr.               U.S.A.         Director
USF&G Corporation                                 Chairman, United States Fidelity
6225 Smith Ave. LA0300                                 and Guaranty Company
Baltimore, MD  21209

Ronnie C. Chan                     U.S.A.         Director
Hang Lung Development                             Chairman of Hang Lung
     Company Limited                                   Development Group
28/F, Standard Chartered
     Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                      U.S.A.        Director
5851 San Felipe, Suite 850                        Investments
Houston, TX  77057

Joe H. Foy                         U.S.A.         Director
404 Highridge Dr.                                 Retired Senior Partner,
Kerrville, TX  78028                              Bracewell & Patterson, L.L.P.

Wendy L. Gramm                     U.S.A.         Director
P.O. Box 39134                                    Former Chairman, U.S. Commodity
Washington, D.C.  20016                                Futures Trading Commission

Robert K. Jaedicke                 U.S.A.         Director,
Graduate School of Business                       Professor (Emeritus), Graduate
Stanford University                                    School of Business
Stanford, CA  94305                                    Stanford University

Charles A. Lemaistre               U.S.A.         Director
13104 Travis View Loop                            President (Emeritus), University of
Austin, TX  77030                                      Texas M.D. Anderson Cancer
                                                       Center

John A. Urquhart                   U.S.A.         Director and Vice Chairman
John A. Urquhart Assoc.                                Enron Corp.
111 Beach Road                                    President, John A. Urquhart
Fairfield, CT  06430                                    Associates

NAME AND BUSINESS ADDRESS       CITIZENSHIP        POSITION AND OCCUPATION
-------------------------       -----------        -----------------------
John Wakeham                       U.K.            Director
Pinglestone House                                  Former U.K. Secretary of State for
Old Alresford                                           Energy and Leader of the
Hampshire S024 9TB                                      Houses of Commons and Lords
United Kingdom

Charls E. Walker                  U.S.A.           Director
Walker & Walker, LLC.                              Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.           U.S.A.           Director
Winokur & Associates, Inc.                         President, Winokur & Associates,
30 East Elm Ct.                                         Inc.
Greenwich, CT  06830

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                    U.S.A.           Director, Chairman and Chief
                                                   Executive Officer

Jeffrey K. Skilling               U.S.A.           Director, President and Chief
                                                   Operating Officer

J. Clifford Baxter                U.S.A.           Senior Vice President, Corporate
                                                   Development

Richard A. Causey                 U.S.A.           Senior Vice President and Chief
                                                   Accounting and Information Officer

Edmund P. Segner, III             U.S.A.           Executive Vice President and Chief of
                                                   Staff

James V. Derrick, Jr.             U.S.A.           Senior Vice President and General
                                                   Counsel

Andrew S. Fastow                  U.S.A.           Senior Vice President, Finance

Stanley C. Horton                 U.S.A.           Chairman and Chief Executive Officer,
                                                   Enron Gas Pipeline Group

Rebecca P. Mark                   U.S.A.           Chairman and Chief Executive Officer,
                                                   Enron International, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


NAME AND BUSINESS ADDRESS          CITIZENSHIP      POSITION AND OCCUPATION
-------------------------          -----------      -----------------------
1400 Smith Street
Houston, TX  77002

Thomas E. White                      U.S.A.         Chairman and Chief Executive Officer,
                                                    Enron Ventures Corp.

Rodney L. Gray                       U.S.A.         Chairman and Chief Executive Officer,
                                                    Enron Global Power & Pipelines L.L.C.

                                EXHIBIT INDEX



        Exhibit 1: Securities Purchase Agreement dated as of July 21, 1997 between the Issuer and JEDI.

        Exhibit 2: Registration Rights Agreement dated as of July 21, 1997 between Issuer and JEDI.

        Exhibit 3: Tagalong Agreement dated as of July 21, 1997 between JEDI and Pengo Securities Corp.

        Exhibit 4: Articles of Amendment to the Articles of Incorporation of
                   Inland Resources Inc. Designating a Series of Stock.